UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02027862

NO ACT
P.E 2-11-02
1-07964

March 28, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/28/2002

Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Noble Affiliates, Inc.
Incoming letter dated February 11, 2002

Dear Mr. Cochran:

This is in response to your letters dated February 11, 2002, February 13, 2002, February 19, 2002 and March 8, 2002 concerning the shareholder proposal submitted to Noble Affiliates by Robert Kelley. We also have received a letter on behalf of the proponent dated March 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

PROCESSED
MAY 2 2 2002
THOMSON
FINANCIAL

Enclosures

cc: Robert Kelley
Kellco Investments Inc.
Suite 300 Newstadt Plaza
333 West Maim
Ardmore, OK 74301

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

http://www.skadden.com

DIRECT DIAL
212-735-2596
DIRECT FAX
917-777-2596
EMAIL ADDRESS
ECOCHRAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

Securities Exchange Act of 1934,
Rules 14a-8(i)(1), (2), (6), (7), and (8)
and 14a-8(j)

February 11, 2002

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Noble Affiliates, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Dubberly:

We are writing on behalf of our client, Noble Affiliates, Inc., a Delaware corporation, ("Noble" or the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Robert Kelley (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders (the "Annual Meeting").

## I. The Proposal

Pursuant to Rule 14a-8(j)(2), we are enclosing six (6) copies of each of this letter and the Proposal with the accompanying supporting statement. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

The text of the Proposal reads as follows:

> "The Company shall not enter into or be a party to any personal service contract or arrangement with any non-employee director nor shall it utilize or provide services to any for-profit business organization in which a Noble Affiliates, Inc. director is a partner, controlling shareholder or executive officer."

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

## II. Bases for Excluding the Proposal

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i) because (a) the Proposal is not a proper matter for shareholder action under Delaware law, (b) implementation of the Proposal would violate the law, (c) the Company lacks the power or authority to implement the Proposal, (d) the Proposal relates to the conduct of the Company's ordinary business operations, and (e) the Proposal relates to the election of the Company's Board of Directors.

We plan to submit shortly under a separate cover a legal opinion of this firm to the effect that the Proposal is not a matter for shareholder action under

Delaware law and the implementation of the Proposal would violate Delaware law because it would improperly limit the authority and discretion of the Company's Board of Directors.

## A. The Proposal is Improper Under Delaware Law - Rule 14a-8(i)(1)

Rule 14a-8(i)(1) provides for the exclusion of a shareholder proposal from a company's proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated under, and thus subject to, the laws of the State of Delaware.

Delaware law provides that a corporation's business and affairs are to be managed by or under the direction of its board of directors. Delaware General Corporate Law ("DGCL") §141. Under this statute, the Company's Board of Directors has exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the Company's charter or bylaws.

The Staff has consistently recognized that shareholder proposals which mandate action on matters which are within the discretion of a company's board of directors are excludable under Rule 14a-8(i)(1). See Exchange Act Release No. 34-12999 (Nov. 22, 1976). In addition, the Staff previously has found mandatory proposals inappropriate on a number of occasions. See Columbia Gas System (Jan. 16, 1996) (mandatory proposal to limit salary increases and option grants excludable); Core Industries, Inc. (Oct. 25, 1996) (mandatory proposal imposing restrictions on options and bonuses to corporate officers excludable); Waxman Industries, Inc. (Aug. 29, 1995) (mandatory proposal limiting bonuses excludable). Shareholder proposals that mandate or direct the board to take certain action constitute an unlawful intrusion on the board's authority under Delaware law. The Proposal would require the Company to not enter into certain contracts or agreements. Thus, the Proposal improperly limits the Board of Director's discretion to exercise its fiduciary duties and act in the best interests of the Company and its shareholders. Accordingly, the Proposal may be excluded from the Proxy Materials because the

Proposal is not a proper subject for action by shareholders under the DGCL.

By copy of this letter, the Company requests that the Proponent revise the Proposal to ensure that it does not mandate action by the Company's directors or officers. If the Proposal were presented as a recommendation to the Board of Directors for consideration, it would be proper under Delaware law. Once the Proposal has been adequately revised, the Company will withdraw its objection under Rule 14a-8(i)(1).

**B. Implementation of the Proposal Would Violate Delaware Law-Rule 14a-8(i)(2)**

Rule 14a-8(i)(2) provides for the exclusion of a shareholder proposal where the proposal would, "cause the company to violate any state, federal, or foreign law to which it is subject." See Central Fidelity Banks, Inc. (January 20, 1995).

For the reasons set forth in Section II.A above, the Proposal would cause the Company's Board of Directors to violate certain provisions of the DCGL by effecting an improper limitation on the authority and discretion of the Company's Board of Directors. Consequently, the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(2).

By copy of this letter, the Company requests that the Proponent revise the Proposal to ensure that it does not mandate action by the Company's directors or officers. If the Proposal were presented as a recommendation to the Board of Directors for consideration, it would be proper under Delaware law. Once the Proposal has been adequately revised, the Company will withdraw its objection under Rule 14a-8(i)(2).

**C. The Company Lacks the Power or Authority to Implement the Proposal - Rule 14a-8(i)(6)**

Rule 14a-8(i)(6) permits a company to exclude from its proxy materials a proposal "if the company would lack the power or authority to implement the proposal."

The Staff previously has granted no-action requests if a company could not comply with a shareholder proposal because the proposal would cause the Company to breach its contractual obligations, and therefore be beyond the company's power to effectuate. See Lucent Technologies Inc. (November 6, 2001) (proposal seeking to decrease the salaries, remuneration and expenses of all officers and directors excludable); Putnam High Income Convertible and Bond Fund (Apr. 6, 2001) (proposal that unilaterally required the reduction of contracted advisor fees excludable); Whitman Corp. (Feb. 15, 2000) (proposal that unilaterally rescinded an existing agreement with another company excludable); Galaxy Foods Company, October 12, 1999 (proposal that would cause breach of existing employment agreements excludable under Rule 14a-8(i)(6)); BankAmerica Corporation, February 24, 1999 (proposal that required the corporation to breach existing employment and award agreements excludable).

Accordingly, because the Company lacks the power and authority to terminate its contractual obligations without breaching such obligations, the Proposal may properly be omitted from the Proxy Materials under Rule 14a-8(i)(6).

**D. The Proposal Relates to the Conduct of Ordinary Business Operations - Rule 14a-8(i)(7)**

The Company may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of the Company's ordinary business operations. Rule 14a-8(i)(7) permits the exclusion of any proposal dealing with a matter relating to the conduct of the ordinary business operations of a registrant. The policy underlying Rule 14a-8(i)(7) is to recognize that the management of the business and affairs of a company lies with persons with expertise selected by the board and thereby is not within the discretion of shareholders. See Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of

1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-19135 (Oct. 14, 1982). This Rule is meant to avoid direct shareholder oversight of tasks and decisions that are fundamental to management's ability to run a company on a day-to-day basis, and to avoid proposals which seek to "micro-manage" a company by probing too deeply into matters regarding which shareholders are generally not in a position to make an informed judgment. Id.

The Staff has distinguished between proposals that involve mundane business matters, which may be excluded, from proposals that have "significant, policy, economic, or other implications inherent in them," which may not be excluded. See Chevron Corporation (January 29, 1988). Forming contracts and agreements with individuals or other businesses is at the heart of the Company's ordinary course of business operations.

If the Proposal were implemented, the Board of Directors and management would be restrained from signing agreements with certain businesses even if the Company enjoyed long-standing and highly beneficial relations with such businesses, and would have to address services received under existing contracts. For example, Mr. James Day, a director of the Company, serves as Chairman and Chief Executive Officer of Noble Drilling Corporation ("Noble Drilling"), a party with which the Company has material drilling contracts. In order to comply with the Proposal, one of the following events would have to occur: (i) the Company could attempt to negotiate a termination of such contracts, (b) the Company would have to breach such contracts or (c) Mr. Day would have to resign from the Company's Board of Directors. In addition, the Company would not be able to enter into future contracts with Noble Drilling. These restrictions on the Company's Board of Directors and management would severely disrupt the Company's ability to pursue and implement its business strategies and operate its business. Accordingly, implementation of the Proposal would impair the ability of the Company to conduct its ordinary business operations. Because the Proposal seeks to limit with whom the Company may enter into an agreement or arrangement, it relates to the conduct of the ordinary business operations of the Company and may properly be omitted from the Proxy Materials under Rule 14a-8(i)(7).

E. <u>**The Proposal Relates to Election of Directors - Rule 14a-8(i)(8)**</u>

The Company may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(8) because the Proposal relates to an election for membership on the Company's Board of Directors.

The Staff has concurred in the exclusion of proposals which require the election of certain persons of persons from a particular group to, or the exclusion of certain persons or persons from a particular group from, a company's board of directors. Examples of proposals properly excluded as relating to the election of directors are found in Staff no-action letters addressing requirements for the nomination of persons from a certain specific group. <u>See</u> <u>Pacific Gas and Electric Co.</u> (December 12, 1983) (excluding a proposal requiring nomination of a person with five years experience as an executive of an environmental organization); <u>Tylan Corporation</u> (September 25, 1987) (excluding a proposal because it would have required the nomination of a slate of directors to represent the interest of outside and minority employee stockholders, employees and bank lenders); <u>CNA Financial Corporation</u> (February 5, 1983) (excluding a proposal which required that three non-management shareholders not presently serving on the board be appointed to the board). Here, the Proponent seeks to ensure that only a specific group of people are directors of the Company, mainly those who are not parties to contracts with the Company and who are not partners, controlling shareholders or executive officers of businesses that are provide or utilize services from the Company.

The Proposal seeks to influence the election of the Board of Directors. Specifically, when determining whom to nominate for a directorship, management will have to consider the Company's relationship with the candidate and with any businesses in which the candidate is a partner, controlling shareholder or executive officer. Management would not wish to nominate those candidates with whom the

Company has a contract or arrangement or who are partners, controlling shareholders or executive officers of businesses with whom the Company does business because if such candidates were nominated and elected, then the Proposal would require any existing contracts to be terminated and would preclude any future contracts. Thus, management's method of nominating directors will effectively be hindered by the Proposal.

The Staff has found that a proposal that "attempt[s] to dissuade stockholders from voting in favor of management's nominees may be deemed an effort to oppose the management's solicitation on behalf of the re-election of [its nominees]" involves elections for the purposes of Rule 14a-8(i)(8). See In the Matter of Union Electric Co., 38 S.E.C. 921 (1959); ASECO Inc., (Mar. 18, 1980); Wm. Wrigley Jr. Company (January 2, 2002); Wm. Wrigley Jr. Company (shareholder proposal recommended a vote against "company nominees for director"). Although the Proposal does not attempt to prevent management's nominees from obtaining the requisite votes, the Proposal seeks to obtain indirectly the same result - to ensure that management's candidates do not become directors. In fact, the Proponent's method would prevent potential qualified candidates from being nominated because management would realize the damaging consequences to existing and potential future contracts if they were elected.

Furthermore, the Proposal most probably will result in present or future directors resigning from the Board of Directors in order to allow for the formation of significant contracts between the Company and the director or between the Company and a business in which a director is a partner, controlling shareholder or executive officer. In J.C. Penny Company, Inc., the Staff allowed the company to omit a proposal which called for the resignation of the board of directors. J.C. Penney Company, Inc., (March 19, 2001); Masco Corporation (March 16, 1998) (proposed calling for the replacement of an outside director of the Corporation). The Proposal is effectively seeking the resignation of the Company's directors who are parties to contracts with the Company or who are partners, controlling shareholders or executive officers of businesses that provide or utilize services from the Company. For example, because of the situation described above in Section II.D, Mr. Day, a director of the Company, might decide to resign from the Board of Directors so that the Company can maintain its contracts with Noble Drilling.

The Proposal will exert a significant negative effect on the election of the Company's directors. Such an effect is not an unintentional consequence of the Proposal, but rather the primary aim of the Proposal. Thus, the Proposal relates to an election for membership on the Company's Board of Directors and, accordingly, may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(8).

## III. Request for a Waiver of the 80-Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 days upon its demonstration of "good cause." The Company respectfully requests a waiver of the 80-day requirement. The Company intends to file its definitive proxy statement on March 22, 2002. In order to meet the 80-day requirement, the Company would have been required to file this letter on January 2, 2002. Unfortunately, because of the facts described below, the Company did not receive the Proposal until January 10, 2002 and thus was unable to file this letter in accordance with the 80-day requirement. The Company respectfully requests a waiver of the 80-day requirement.

The Company's proxy materials for the 2001 annual meeting stated that the deadline to submit a shareholder proposal for inclusion in the Proxy Materials was November 23, 2001 as per the application of Rule 14a-8(e) ("Rule 14a-8 Deadline"), but the proxy materials also stated that in order for a shareholder to propose an item of business in the annual meeting, the shareholder had to provide notice to the Company by February 22, 2002. The Proponent submitted the Proposal on January 10, 2002 and requested that it be included in the Proxy Materials. The Company has decided not to seek to exclude the Proposal pursuant to Rule 14a-8(e)(2) on the grounds of lack of timeliness.

The Company's anticipated mailing date of the Proxy Materials is March 22, 2002, and the Company's Annual Meeting is scheduled to be held on April 23, 2002. As a result of the foregoing facts that resulted in the Company receipt of the Proposal on January 10, more than 45 days after the Rule 14a-8 Deadline, the Company now has only 42 days until the anticipated mailing date of the Proxy Materials. The Company believes that it would be prejudicial and harmful to the Company to be forced to consider delaying the mailing date of the Proxy Materials. Accordingly, we respectfully request the Staff to waive the 80-day requirement set forth in Rule 14a-8(j) so as to permit the Company to file and mail definitive copies of the Proxy Materials as scheduled.

The Staff has waived the 80-day requirement where proposals were submitted after the deadline for submissions. Wabash National Corporation (March 29, 2000)(80-day period waived where the proponent's proposal was received less than 120 days before the date the company's proxy statement was to be released to shareholders and also caused the no-action request to be made less than 80 days before the mailing of the company's definitive proxy statement); Motorola, Inc. (March 5, 2001)(proposal received approximately six weeks after the deadline for submissions). Under the facts of both of these letters, the companies submitted their no-action requests to the Staff approximately one month after receiving the proposals. See Wabash (proposal received February 15 and no-action request dated March 17); Motorola (proposal dated January 5 and no-action request dated February 1). We are submitting this letter within a month of the receipt of the Proposal. Since the receipt of the Proposal on January 10, 2002, the Company has retained this firm to analyze the relevant legal issues and also has contacted the Proponent in order to discuss a potential resolution of this matter. To date, no resolution has been reached. We submit that in light of the above facts, the Company had "good cause" for its inability to meet the 80-day requirement. Accordingly, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

## IV. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusion regarding the omission of the Proposal from the Proxy Materials or the waiver of the 80-day requirement, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions or concerns concerning the subject matter of this letter, please do not hesitate to call the undersigned at (212) 735-2596 or, in my absence, Albert D. Hoppe, Senior Vice President, General Counsel and Secretary of Noble, at (281) 872-3353.

Thank you for your prompt attention to this matter.

Sincerely,

Eric L. Cochran

cc: Robert Kelley
Kellco Investments Inc.
Suite 300 Newstadt Plaza
333 West Maim
Ardmore, Oklahoma 74301

Enclosures

ROBERT KELLEY

RECEIVED
JAN 1 0 2002
NOBLE LEGAL

January 7, 2002

Mr. Albert D. Hoppe
Sr. Vice President, General
Counsel & Secretary
Noble Affiliates, Inc.
350 Glenborough Drive, Suite 100
Houston, Texas 77067

Dear Al:

I submit the following proposal and supporting statement for submission to a shareholder vote of Noble Affiliates, Inc. shareholders at the next annual meeting of such shareholders.

***Proposal***
*The Company shall not enter into or be a party to any personal service contract or arrangement with any non-employee director nor shall it utilize or provide services to any for-profit business organization in which a Noble Affiliates, Inc. director is a partner, controlling shareholder or executive officer.*

***Supporting Statement***
*A director's greatest virtue is the independence which allows him or her to challenge management decisions and evaluate corporate performance from a completely free and objective perspective. Business arrangements, consulting contracts or other financial agreements between the Company and a director create a potential conflict of interest and may affect decisions and/or proposed actions to be taken by the Board or management.*

*Management should be free from any perceived or real pressure created by business relationships with directors or entities in which they exercise control or have direct financial interests. Allowing business relationships to exist between directors and the Company may affect management's ability to negotiate appropriate agreements or resolve disputes between the parties. Such business* *arrangements can lead to legitimate disputes regarding the services provided which may create dissention on the Board and between a director and management.*

*The Company may also be hindered by business relationships with directors by losing competitive bids for such services by independent third party service providers. They perceive that the business will not be awarded to them over a director's entity and may also fear disclosure of confidential proprietary information.*

*Simply stated, a director should be independent in his or her business relationship to the Company in order to provide completely objective advice, counsel and decision-making for the benefit of all stakeholders in the Company.*

Please advise if you need any additional information regarding the proposal or supporting statement and their inclusion in the proxy.

Sincerely,

Robert Kelley

RK:cjm

SENT VIA UPS SECOND DAY AIR

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2596
DIRECT FAX
917-777-2596
EMAIL ADDRESS
ECOCHRAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

Securities Exchange Act of 1934,
Rules 14a-8(j)(2)(iii)

February 13, 2002

Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Noble Affiliates, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

We are writing on behalf of our client, Noble Affiliates, Inc., a Delaware corporation, ("Noble" or the "Company"), to provide the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission with a supplement to the Company's letter submitted to the Staff on February 11, 2002 that requested the Staff to concur with the Company's view that the shareholder proposal ("Proposal") submitted by Robert Kelley may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2002 annual meeting of shareholders.

Please find attached a legal opinion of this firm to the effect that the Proposal is not a matter for shareholder action under Delaware law and the implementation of the Proposal would violate Delaware law because it would improperly limit the authority and discretion of the Company's Board of Directors.

If you have any questions or concerns, please do not hesitate to call the undersigned at (212) 735-2596 or, in my absence, Albert D. Hoppe, Senior Vice President, General Counsel and Secretary of Noble, at (281) 872-3353.

Thank you for your prompt attention to this matter.

Sincerely,

Eric L. Cochran /KEK/

Eric L. Cochran

cc: Robert Kelley
Kellco Investments Inc.
Suite 300 Neustadt Plaza
333 West Main
Ardmore, Oklahoma 73401

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com



February 13, 2002

Noble Affiliates, Inc.
350 Glenborough Drive, Suite 100
Houston, Texas 77067

Re: Shareholder Proposal by Robert Kelley

Ladies and Gentlemen:

You have requested our opinion as to whether the stockholder proposal (the "Proposal") submitted to Noble Affiliates, Inc., a Delaware corporation (the "Company"), by Robert Kelley (the "Proponent") would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL") and, therefore, is not a proper subject for action by the Company's stockholders under Delaware law.

In connection with your request for our opinion, you have furnished us with copies of the Proponent's letter to the Company, dated January 7, 2002, and the Proposal and supporting statement which accompanied such letter. We also have reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended, and such other documents as we deemed necessary or appropriate as a basis for the opinions set forth herein. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The text of the Proposal is as follows:

"The Company shall not enter into or be a party to any personal service contract or arrangement with any non-employee director nor shall it utilize or provide services to any for-profit business organization in which a Noble Affiliates, Inc. director is a partner, controlling shareholder or executive officer."

The Proposal was accompanied by a statement of the Proponent in support thereof.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any other jurisdiction.

**Analysis of Invalidity of Proposal Under Delaware Law**

1. The Proposal Imposes an Unlawful Limitation on the Board's Authority

In our opinion, the Proposal contradicts Section 141 of the DGCL by improperly limiting the authority of the board of directors to manage the business and affairs of the Company. Consequently, the Proposal, if adopted and implemented, would constitute a violation of law under the DGCL and, therefore, is not a proper subject for action by the Company's stockholders at its 2002 annual meeting of stockholders (the "Annual Meeting").

Section 141(a) of the DGCL provides, in part, that "the business and affairs of every corporation...shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Del. Code Ann. tit. 8, §141(a) (2001); see Grimes v. Donald, 1995 Del. Ch. LEXIS 3, at *25, aff'd, Del. Supr., 673 A.2d 1207 (1996); Aronson v. Lewis, Del. Supr., 473 A.2d 805, 810 (1984); Zapata Corp. v. Maldonado, Del. Supr., 430 A.2d 779, 782 (1981) (Section 141(a) "is the fount of directorial powers").

The Delaware Supreme Court has held that a "basic principle of the General Corporation Law of the State of Delaware is that directors, rather than stockholders, manage the business and affairs of the corporation." Spiegel v. Buntrock, Del. Supr., 571 A.2d 767, 772-73 (1990). See Maldonado v. Flynn, Del. Ch., 413 A.2d 1251, 1255 (1980) (discussing "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation"), rev'd on other grounds, sub nom. Zapata Corp. v. Maldonado, Del. Supr., 430 A.2d 779 (1981); see also Paramount Communications, Inc. v. Time Inc., Del. Supr., 571 A.2d 1140, 1150, 1154 (1990) (discussing the broad mandate of the board of directors to manage business and affairs of a corporation; and the fact that such mandate may not be delegated to stockholders).

There are two exceptions to the requirement that the board of directors has sole authority to manage the corporation. The first exception is when the certificate of incorporation limits the authority of the board of directors, and flows as a necessary consequence from the fact that the certificate of incorporation is a primary source of corporate power. See Del. Code. Ann. tit. 8, §121(a) (2001) ("every corporation. . . shall possess . . . all the powers and privileges granted by this chapter...or by its certificate of incorporation"). The Certificate of Incorporation delegates no management rights implicated by the Proposal to the stockholders. The second exception is derived from the phrase "except as may be otherwise provided in this chapter." This exception refers to "the cluster of provisions in the close corporation subchapter" that permits stockholder agreements to limit the powers of the board of directors. 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law § 141.1.1 (4th ed. 2001). "Under Section 351 [of the DGCL] (relating to close corporations), provision may be made for management by shareholders." 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 4.1 (1999) (footnotes omitted). The Company is not a close corporation and such provisions, therefore, are inapplicable.

Delaware law "forbids any substantial limitation on a director's discretion in acting on behalf of the corporation." USA Soccer Props., Inc. v. Aegis Group PLC, 1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). In Chapin v. Benwood Foundation, Inc., Del. Ch., 402 A.2d 1205 (1979), aff'd, sub nom. Harrison v. Chapin, Del. Supr., 415 A.2d 1068 (1980), the court held that agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid. Id. at 1211; see Quickturn Design Sys. v. Shapiro, Del. Supr., 721 A.2d 1281, 1292 (1998) ("To the extent that a contract, or a provision thereof, purports to require a board to act *or not act* in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.") (quoting Paramount Communications, Inc. v. QVC Network Inc., Del. Supr., 637 A.2d 34, 51 (1994)(emphasis added)).

Because the Proposal would limit the ability of the Company's board of directors to manage the business and affairs of the Company by, among other things, restricting the board's ability to form contracts and arrangements with other businesses, and because it does not fall within either of the two exceptions noted above, the Proposal is an invalid restriction of the powers of the Company's board of directors under Section 141 of the DGCL. Accordingly, the Proposal, if adopted and implemented, would violate the provisions of the DGCL.

2. The Proposal Would Violate Section 141 of the DGCL Based on its Specific Mandate

In addition, the specific mandate in the Proposal relating to the contracts in the future also invalidates the Proposal under the DGCL. The Proposal purports to prohibit certain action by the board in the future regardless of whether the board believes such actions are in the best interests of the stockholders or consistent with the board's fiduciary duties under Delaware law. The Proposal requires the Company not to enter into or be a party to contracts or arrangements with any non-employee director and not to utilize or provide services to certain businesses.

Delaware courts have rejected stockholder attempts to assume management control in other contexts. For example, it is "well settled" in Delaware that, subject to limited exceptions, stockholders are not permitted "to invade the discretionary field committed to the judgment of the directors and sue in the corporation's behalf when the managing body refuses." McKee v. Rogers, Del. Ch., 156 A. 191, 193 (1931); Zapata, 430 A.2d at 782 (holding that directors had the power to "initiate, or refrain from entering, litigation"). The decision as to how to vote a corporation's stock - which served as a principal asset of the corporation - also "must be made by the Board of Directors." Hack v. BMG Equities Corp., Del. Ch., C.A. No. 12098, 1991 De. Ch. LEXIS 102, at *3, Hartnett, V.C. (June 10, 1991).

As discussed above, Section 141 of the DGCL provides for management of a corporation by its board of directors in the absence of specific restrictions in its certificate of incorporation or as provided by law. The Certificate of Incorporation does not contain any such limitation. Therefore, the Proposal, if implemented, would violate Section 141 of the DGCL and, because it would, it is not a proper subject for action by the Company's stockholders at the Annual Meeting.*

**Conclusion**

Based upon and subject to the foregoing, it is our opinion that the implementation of the Proposal would violate Delaware law and that the Proposal is, therefore, not a proper subject for action by the Company's stockholders at the Annual Meeting.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

---

* Cf. Del. Code Ann. tit. 8, §144 (2001) ("No contract or transaction between a corporation and 1 or more of its directors...or between a corporation and any other corporation, partnership or other organization in which 1 or more of its directors or officers, are directors..., or have a financial interest, shall be void or voidable solely for this reason...")

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2596
DIRECT FAX
917-777-2596
EMAIL ADDRESS
ECOCHRAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO



Securities Exchange Act of 1934,
Rules 14a-8(i)(6), (7), and (8)
and 14a-8(j)

March 8, 2002

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Noble Affiliates, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Dubberly:

We are writing on behalf of our client, Noble Affiliates, Inc., a Delaware corporation, ("Noble" or the "Company"), in response to a letter ("the Proponent's Letter") submitted to the Securities and Exchange Commission ("Commission"), dated March 1, 2002, by Rainey, Ross, Rice & Binns, PLLC on behalf of Mr. Robert Kelley. In accordance with Rule 14a-8(j)(2) under Section 14(a) of the Securities Exchange Act of 1934, as amended, we are enclosing six copies of this letter.

On February 11, 2001, we submitted a letter requesting that the Staff of the Division of Corporation Finance (the "Staff") advise the Company that it will not recommend enforcement action to the Commission if the Company omits Mr. Kelley's shareholder proposal, as revised by Mr. Kelley's letter dated February 15, 2002 (the "Proposal"), from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2002 annual meeting of shareholders pursuant to Rules 14a-8(i)(6), (7), and (8).

The following text of the Proposal is furnished for your convenience:

> "The shareholders of Noble Affiliates, Inc. recommend to the Board of Directors of Noble Affiliates that the Board adopt a policy that the Company shall not enter into or be a party to any personal service contract or arrangement with any non-employee director nor shall it utilize or provide services to any for-profit business organization in which a Noble Affiliates, Inc. director is a partner, controlling shareholder or executive officer, except in each case for services that individually or in the aggregate do not exceed $5,000.00 per year for each such non-employee director."

The principal arguments asserted in the Proponent's Letter are (i) that the decision of whether to permit transactions between the Company and its directors is an important policy decision and (ii) that Mr. Kelley did not intend or advocate that the Company breach a lawful contract or overturn the informed decisions of the shareholders to elect a particular director.

**Analysis Supporting Exclusion of the Proposal**

**I. Omission under Rule 14a-8(i)(7).**

Mr. Kelley's counsel asserts that the decision of whether to permit transactions between the Company and its directors is an important policy decision and therefore the Proposal may not be excluded by the Company from the Proxy Materials under Rule 14a-8(i)(7). No specific arguments are provided to support this assertion. Reference is made to one no-action letter, Gyrodyne Company of America, Inc. (August 20, 1999), which is generally unreliable because Gyrodyne in its no-action request to exclude a proposal under Rule 14a-8(i)(7) failed to provide any citations or other support for its request. Specifically, Gyrodyne's entire argument consisted solely of the following statement: "Under Rule 14a-8(i)(7), the decision of whom to purchase goods and services from is not only a mundane and basic business operation, but also a very ordinary business decision of management. Under Rule 14a-8(i)(7), [p]roposal is excludable." In our view, this statement is merely a conclusion with no supporting argument. The Staff declined to concur with Gyrodyne's view that exclusion was appropriate under Rule 14a-8(i)(7).

The Staff's decision not to concur with Gyrodyne's view is consistent with the review procedure described by the Staff in Legal Bulletin No. 14 (the "Bulletin") which requires a company that seeks to exclude a Rule 14a-8 shareholder proposal to assert specific arguments and cite relevant no-action responses. The Bulletin also provides that the Staff will not consider any basis for exclusion that is not advanced by such company. The Bulletin notes that this review procedure can result in the Staff determining that "company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." Given these underlying facts, the Staff's decision not to allow the exclusion is neither surprising nor compelling. Thus, the Gyrodyne no-action letter is an unreliable support for Mr. Kelley's argument because Gyrodyne failed to assert specific arguments or cite relevant no-action responses in its request.

## II. Omission under Rule 14a-8(i)(6) and (8).

In response to the Company's request to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(6) (lack of power or authority to implement) and Rule 14a-8(i)(8) (relates to the election of directors), Mr. Kelley's counsel asserts that "it was never Mr. Kelley's intention, nor would he advocate, that the Company ever intentionally breach a lawful contract or overturn the informed decision of the shareholders to elect a particular director." Mr. Kelley's counsel further states that Mr. Kelley does not "think [the Proposal] would require either of these outcomes." A plain English reading of the Proposal's language does not support such assertion.

First, the Proposal, if implemented, may require the Company to terminate its contractual obligations which most often cannot be accomplished without breaching such obligations. As written, the Company could "not be a party to any personal service contract or arrangement". Clearly, if the Proposal is implemented, the Company may be required to terminate any contracts or arrangements to which it is a party in order for it to no longer "be a party". In addition, as written, the Company could "not utilize or provide services". Again, a plain English reading of the language means that if the Proposal is implemented, the Company may be restricted from utilizing or providing services even if previously signed contracts require the Company to utilize or provide such services. Thus, the Company, by not utilizing or providing such services, may breach its contractual obligations.

Second, the Proposal, if implemented, would exert a significant negative effect on the election of the Company's directors. As described in detail in our letter, dated February 11, 2002, the Proposal may result in present or future directors resigning from the Board of Directors in order to allow the Company to maintain or enter into contracts with companies in which such directors are partners, controlling shareholders or executive officers. Regardless of Mr. Kelley's intentions that the Company not be required to "overturn the informed decisions of the shareholders to elect a particular directors", the decision of the shareholders will effectively be overturned because the Proposal constructs a situation where the director may be encouraged to resign from the Board of Directors.

## II. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusion regarding the omission of the Proposal from the Proxy Materials or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions or concerns concerning the subject matter of this letter, please do not hesitate to call the undersigned at (212) 735-2596 or, in my absence, Albert D. Hoppe, Senior Vice President, General Counsel and Secretary of Noble, at (281) 872-3353.

Thank you for your prompt attention to this matter.

Sincerely,

Eric L. Cochran /JW/

Eric L. Cochran

cc: Roberta Fields, Esq.
Attorney for Mr. Robert Kelley
Rainey, Ross, Rice & Binns, P.L.L.C.
735 First National Center West
Oklahoma City, Oklahoma 73102-7405

Albert D. Hoppe, Esq.
Senior Vice President, General Counsel
and Secretary
Noble Affiliates, Inc.
350 Glenborough Drive, Suite 100
Houston, Texas 77067

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

DIRECT DIAL
212-735-2596
DIRECT FAX
917-777-2596

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

February 19, 2002

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549



Re: Noble Affiliates, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Dubberly:

We are writing on behalf of our client, Noble Affiliates, Inc., a Delaware corporation, ("Noble" or the "Company") to provide the Staff of the Division of the Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with supplemental information regarding the Company's letter (the "No-Action Request Letter") submitted to the Staff on February 11, 2002 relating to the shareholder proposal (the "Original Proposal") submitted by Robert Kelley.

On February 15, 2002, the Company received a letter dated February 13, 2002 from Mr. Kelley in which he submitted a revised shareholder proposal (the "Revised Proposal") to replace the Original Proposal. We are enclosing a copy of the Revised Proposal with its accompanying supporting statement.

We note that the Revised Proposal no longer mandates action by the Company's directors or officers. Accordingly, because the Revised Proposal is presented as a recommendation to the Board of Directors for consideration, the Company hereby withdraws its objections under Rules 14a-8(i)(1) and (2).

We would point out to the Staff that besides the new precatory language, the Revised Proposal differs from the original Proposal in that it adds a proviso as set forth in italics below:

> "The shareholders of Noble Affiliates, Inc. recommend to the Board of Directors of Noble Affiliates that the Board adopt a policy that the Company shall not enter into or be a party to any personal service contract or arrangement with any non-employee director nor shall it utilize or provide services to any for-profit business organization in which a Noble Affiliates, Inc. director is a partner, controlling shareholder or executive officer, *except in each case for services that individually or in the aggregate do not exceed $5,000.00 per year for each such non-employee director.*"

The Company hereby acknowledges these changes, including the addition of the proviso, to the Original Proposal by Mr. Kelley and requests that the Staff consider the Revised Proposal, not the Original Proposal, when determining its response to the No-Action Request Letter.

The Company explicitly restates its original request in the No-Action Request Letter that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Revised Proposal from the Proxy Materials pursuant to Rules 14a-8(i)(6), (7), and (8).

If you have any questions or concerns concerning the subject matter of this letter, please do not hesitate to call the undersigned at (212) 735-2596 or, in my absence, Albert D. Hoppe, Senior Vice President, General Counsel and Secretary of Noble, at (281) 872-3353.

Thank you for your prompt attention to this matter.

Sincerely,

Eric L. Cochran /KEK/

Eric L. Cochran

cc: Ms. Roberta Fields
Attorney for Robert Kelley
735 First National Center West
Oklahoma City, Oklahoma 73102-7405

400951.02-New York S4A

FEB 1 5 2002

NOBLE LEGAL

ROBERT KELLEY

February 13, 2002

Mr. Albert D. Hoppe
Sr. Vice President, General
Counsel & Secretary
Noble Affiliates, Inc.
350 Glenborough Drive, Suite 100
Houston, Texas 77067

Dear Al:

In accordance with the procedures established by the Bylaws of Noble Affiliates, Inc., I am revising my letter to you dated January 7, 2002 and notifying the Company of my intention to bring a matter before the shareholders at the 2002 annual meeting of shareholders of Noble Affiliates, Inc.

As previously certified, I own 1,385 shares of the Company's common stock, par value $3.33-1/3 per share. I am the former Chairman, President and Chief Executive Officer of the Company, having retired as an officer on April 30, 2001 and as a member of the board of directors on April 24, 2001.

I wish to submit the following proposal (including the supporting statement, which sets forth the reasons for submitting the proposal) for vote at the 2002 annual meeting of shareholders.

***Proposal***

*The shareholders of Noble Affiliates, Inc. recommend to the Board of Directors of Noble Affiliates, Inc. that the Board adopt a policy that the Company shall not enter into or be a party to any personal service contract or arrangement with any non-employee director nor shall it utilize or provide services to any for-profit business organization in which a Noble Affiliates, Inc. director is a partner, controlling shareholder or executive officer, except in each such case for services that individually or in the aggregate do not exceed $5,000.00 per year for each such non-employee director.*

***Supporting Statement***
*A director's greatest virtue is the independence which allows him or her to challenge management decisions and evaluate corporate performance from a completely free and objective perspective. Business arrangements, consulting contracts or other financial agreements between the Company and a director create a potential conflict of interest and may affect decisions and/or proposed actions to be taken by the Board or management.*

*Management should be free from any perceived or real pressure created by business relationships with directors or entities in which they exercise control or have direct financial interests. Allowing business relationships to exist between directors and the Company may affect management's ability to negotiate appropriate agreements or resolve disputes between the parties. Such business arrangements can lead to legitimate disputes regarding the services provided which may create dissension on the Board and between a director and management.*

*The Company may also be hindered by business relationships with directors by losing competitive bids for such services by independent third party service providers. They perceive that the business will not be awarded to them over a director's entity and may also fear disclosure of confidential proprietary information.*

*Simply stated, a director should be independent in his or her business relationship to the Company in order to provide completely objective advice, counsel and decision-making for the benefit of all stakeholders in the Company.*

Please contact Roberta Fields at Rainey, Ross, Rice & Binns, telephone number (405) 235-1356, if you need any additional information regarding the proposal or supporting statement and their inclusion the proxy.

Sincerely,

Robert Kelley

Robert Kelley

**SENT VIA UPS SECOND DAY AIR**

RAINEY, ROSS, RICE & BINNS, P.L.L.C.
LAW OFFICES
EST. 1921
735 FIRST NATIONAL CENTER WEST
OKLAHOMA CITY, OKLAHOMA 73102-7495
TELEPHONE (405) 235-1356
FAX (405) 235-2340

HUGH D. RICE, P.C.
ROD L. COOK
ROBERTA BROWNING FIELDS
PEGGY S. HORINEK
PATRICIA L. FRANZ
KENNETH A. TILLOTSON
JODI M. VELASCO
OF COUNSEL
WILLIAM J. ROSS

ROBERT M. RAINEY
1882-1971
STREETER B. FLYNN
1892-1971
GORDON F. RAINEY
1913-1975
H. D. BINNS, JR.
1944-1997

March 1, 2002



**VIA FEDERAL EXPRESS #8231 0836 3617**

Ms. Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Noble Affiliates, Inc.
Shareholder Proposal

Dear Ms. Dubberly:

I am writing in response to the letters dated February 11, 2002 and February 19, 2002 from Skadden, Arps, State, Meagher & Flom LLP on behalf of Noble Affiliates regarding Mr. Robert Kelley's shareholder proposal to Noble Affiliates, Inc.

In their letters, Skadden, Arps argues that Mr. Kelley's proposal should be excluded from Noble Affiliates proxy statement on the basis of Rule 14a-8(i)(6) (lack of authority to implement), Rule 14a-8(i)(7) (ordinary business) and Rule 14a-8(i)(8) (election of directors).

We do not feel it is appropriate that any of these Rules be used as a basis to exclude the proposal. In particular, in light of the recent publicity and attention that related party transactions at Enron have received in the popular and business press, not to mention before Congress, it is inappropriate to label transactions between a company and its directors as "ordinary business." Those types of transactions should be viewed as anything but ordinary. The decisions as to whether or not transactions between directors and the companies they serve should be permitted is more properly viewed as an important policy decision, it should not be excluded under Rule 14a-8(i)(7). In the past, the staff has agreed with this position. In Gyrodyne Company of America, Inc. (available August 20, 1999), the staff stated that Rule 14a-8(i)(7) should not be used as a basis to exclude a proposal requiring the company to amend its bylaws to restrict transactions with interested directors or officers in order to lessen the possibility of conflict of interest issues. That proposal is very similar to ours.

With respect to Skadden Arps' other arguments, it was never Mr. Kelley's intention, nor would he advocate, that the company ever intentionally breach a lawful contract or overturn the informed decisions of the shareholders to elect a particular director. We don't think his proposal would require either of these outcomes.

We appreciate your consideration of this matter and look forward to hearing your response.

Very truly yours,

ROBERTA BROWNING FIELDS

RBF:tm

cc: Robert Kelley (via federal express)
Eric L. Cochran (via federal express)
Albert D. Hoppe (via federal express)

W:\Roberta\Letters\Dubberly1.wpd

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2002

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Noble Affiliates, Inc.
Incoming letter dated February 11, 2002

The proposal relates to limitations on transactions between Noble Affiliates and non-employee directors.

We are unable to concur in your view that Noble Affiliates may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Noble Affiliates may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Noble Affiliates may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Noble Affiliates may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Noble Affiliates may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Noble Affiliates may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We note that Noble Affiliates did not file its statement of objections to include the proposal at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j). Noting the circumstances of the delay, we grant Noble Affiliates' request that the 80-day requirement be waived.

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor